UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 29, 2019

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In the Matter of

Consorteum Holdings, Inc.

**1870 The Exchange, Suite 100
Atlanta, Georgia 30339**

File No: 333-222418

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ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

       Consorteum Holdings, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Consorteum Holdings, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 29, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary